Brookfield Property Partners L.P.

Condensed consolidated financial statements (unaudited)
As at March 31, 2019 and December 31, 2018 and
for the three months ended March 31, 2019 and 2018

Brookfield Property Partners L.P.
Condensed Consolidated Balance Sheets

Unaudited		As at
(US$ Millions)	Note	Mar. 31, 2019	Dec. 31, 2018
Assets
Non-current assets
Investment properties	4	$70,509	$80,196
Equity accounted investments	5	21,364	22,698
Participating loan interests	6	280	268
Property, plant and equipment	7	6,906	7,506
Goodwill	8	1,031	1,109
Intangible assets	9	1,148	1,179
Other non-current assets	10	1,738	1,856
Loans and notes receivable		432	594
Total non-current assets		103,408	115,406
Current assets
Loans and notes receivable		38	461
Accounts receivable and other	11	1,534	2,361
Cash and cash equivalents		2,542	3,288
Total current assets		4,114	6,110
Assets held for sale	12	404	1,004
Total assets		$107,926	$122,520

Liabilities and equity
Non-current liabilities
Debt obligations	13	$44,825	$57,937
Capital securities	14	2,904	2,865
Other non-current liabilities	16	1,991	2,294
Deferred tax liabilities		2,507	2,378
Total non-current liabilities		52,227	65,474
Current liabilities
Debt obligations	13	6,089	5,874
Capital securities	14	264	520
Accounts payable and other liabilities	17	4,366	3,749
Total current liabilities		10,719	10,143
Liabilities associated with assets held for sale	12	228	163
Total liabilities		63,174	75,780
Equity
Limited partners	18	12,162	12,353
General partner	18	4	4
Preferred equity	18	156	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	18,19	12,847	12,740
Limited partnership units of Brookfield Office Properties Exchange LP	18,19	96	96
Class A shares of Brookfield Property REIT Inc. (“BPR”)	18,19	2,891	3,091
Interests of others in operating subsidiaries and properties	19	16,596	18,456
Total equity		44,752	46,740
Total liabilities and equity		$107,926	$122,520

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Income Statements

Unaudited		Three months ended Mar. 31,
(US$ Millions, except per unit amounts)	Note	2019	2018
Commercial property revenue	20	$1,474	$1,097
Hospitality revenue	21	491	482
Investment and other revenue	22	108	41
Total revenue		2,073	1,620
Direct commercial property expense	23	522	409
Direct hospitality expense	24	320	332
Investment and other expense		10	—
Interest expense		746	520
Depreciation and amortization	25	85	72
General and administrative expense	26	223	169
Total expenses		1,906	1,502
Fair value gains, net	27	370	617
Share of net earnings from equity accounted investments	5	264	228
Income before income taxes		801	963
Income tax expense (benefit)	15	88	(60)
Net income		$713	$1,023

Net income attributable to:
Limited partners		$146	$192
General partner		—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		150	330
Limited partnership units of Brookfield Office Properties Exchange LP		1	8
Class A shares of Brookfield Property REIT Inc.		36	—
Interests of others in operating subsidiaries and properties		380	493
Total		$713	$1,023

Net income per LP Unit:
Basic	18	$0.32	$0.69
Diluted	18	$0.32	$0.68

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Comprehensive Income

Unaudited		Three months ended Mar. 31,
(US$ Millions)	Note	2019	2018
Net income		$713	$1,023
Other comprehensive income (loss)	29
Items that may be reclassified to net income:
Foreign currency translation		152	35
Cash flow hedges		(32)	30
Equity accounted investments		(2)	15
Items that will not be reclassified to net income:
Securities - fair value through other comprehensive income ("FVTOCI")		1	(5)
Total other comprehensive income (loss)		119	75
Total comprehensive income (loss)		$832	$1,098

Comprehensive income attributable to:
Limited partners
Net income		$146	$192
Other comprehensive income (loss)		40	14
		186	206
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net income		150	330
Other comprehensive income (loss)		41	24
		191	354
Limited partnership units of Brookfield Office Properties Exchange LP
Net income		1	8
Other comprehensive income (loss)		—	1
		1	9
Class A shares of Brookfield Property REIT Inc.
Net income		36	—
Other comprehensive income (loss)		10	—
		$46	$—
Interests of others in operating subsidiaries and properties
Net income		380	493
Other comprehensive income (loss)		28	36
		408	529
Total comprehensive income		$832	$1,098

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Changes in Equity

	Limited partners					General partner					Preferred Equity	Non-controlling interests
Unaudited (US$ Millions)	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Total limited partners equity	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Total general partner equity	Total preferred equity	Redeemable / exchangeable and special limited partnership units	Limited partnership units of Brookfield Office Properties Exchange LP	Class A shares of Brookfield Property REIT Inc.	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec 31, 2018	$8,987	$2,234	$1,657	$(525)	$12,353	$4	$2	$(2)	$—	$4	$—	$12,740	$96	$3,091	$18,456	$46,740
Net income	—	146	—		146	—	—	—	—	—	—	150	1	36	380	713
Other comprehensive income (loss)	—	—	—	40	40	—	—	—	—	—	—	41	—	10	28	119
Total comprehensive income (loss)	—	146	—	40	186	—	—	—	—	—	—	191	1	46	408	832
Distributions	—	(141)	—	—	(141)	—	—	—	—	—	—	(144)	(1)	(34)	(728)	(1,048)
Issuance / repurchase of interests in operating subsidiaries	(280)	56	(99)	—	(323)	—	—	—	—	—	156	25	—	(90)	(1,540)	(1,772)
Exchange of exchangeable units	1	—	—	—	1	—	—	—	—	—	—	—	(1)	—	—	—
Conversion of Class A shares of Brookfield Property REIT Inc.	53	—	34	—	87	—	—		—	—	—	—	—	(87)	—	—
Change in relative interests of non-controlling interests	—	—	(4)	3	(1)	—	—	—	—	—	—	35	1	(35)	—	—
Balance as at Mar. 31, 2019	$8,761	$2,295	$1,588	$(482)	$12,162	$4	$2	$(2)	$—	$4	$156	$12,847	$96	$2,891	$16,596	$44,752

Balance as at Dec 31, 2017	$5,613	$1,878	$140	$(236)	$7,395	$4	$2	$—	$—	$6	$—	$14,500	$285	$—	$12,938	$35,124
Net income	—	192	—	—	192	—	—	—	—	—	—	330	8	—	493	1,023
Other comprehensive (loss)	—	—	—	14	14	—	—	—	—	—	—	24	1	—	36	75
Total comprehensive income (loss)	—	192	—	14	206	—	—	—	—	—	—	354	9	—	529	1,098
Distributions	—	(80)	—	—	(80)	—	—	—	—	—	—	(138)	(3)	—	(237)	(458)
Issuance / repurchase of interest in operating subsidiaries	—	6	—	—	6	—	—	—	—	—	—	9	—	—	487	502
Exchange of exchangeable units	1	—	—	—	1	—	—	—	—	—	—	—	(1)	—	—	—
Balance as at Mar. 31, 2018	$5,614	$1,996	$140	$(222)	$7,528	$4	$2	$—	$—	$6	$—	$14,725	$290	$—	$13,717	$36,266

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Cash Flows

Unaudited		Three Months Ended Mar. 31,
(US$ Millions)	Note	2019	2018
Operating activities
Net income		$713	$1,023
Share of equity accounted earnings, net of distributions		(140)	(114)
Fair value (gains), net	27	(370)	(617)
Deferred income tax expense (benefit)	15	50	(110)
Depreciation and amortization	25	85	72
Working capital and other		1,140	124
		1,478	378
Financing activities
Debt obligations, issuance		3,454	5,293
Debt obligations, repayments		(2,806)	(3,737)
Capital securities redeemed		(269)	(13)
Preferred equity issued		156	—
Non-controlling interests, issued		88	639
Non-controlling interests, purchased		(15)	—
Repayment of lease liabilities		(5)	—
Limited partnership units, issued		14	—
Limited partnership units, repurchased		(294)	—
Class A shares of Brookfield Property REIT Inc., repurchased		(95)	—
Distributions to non-controlling interests in operating subsidiaries		(712)	(233)
Distributions to limited partnership unitholders		(141)	(80)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(144)	(138)
Distributions to holders of Brookfield Office Properties Exchange LP units		(1)	(3)
Distributions to holders of Class A shares of Brookfield Property REIT Inc.		(34)	—
		(804)	1,728
Investing activities
Investment properties and subsidiaries, proceeds of dispositions		503	603
Property acquisitions and capital expenditures		(837)	(2,815)
Investment in equity accounted investments		(104)	(153)
Proceeds from sale and distributions of equity accounted investments and participating loan interests		552	535
Financial assets and other		(234)	(185)
Property, plant and equipment, investments		(102)	(72)
Property, plant and equipment, dispositions		—	494
Cash impact of deconsolidation		(1,141)	—
Cash acquired in business combinations		—	36
Restricted cash and deposits		(49)	(74)
		(1,412)	(1,631)
Cash and cash equivalents
Net change in cash and cash equivalents during the period		(738)	475
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		(8)	3
Balance, beginning of period		3,288	1,491
Balance, end of period		$2,542	$1,969

Supplemental cash flow information
Cash paid for:
Income taxes		$53	$112
Interest (excluding dividends on capital securities)		$660	$452

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Notes to the Condensed Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF THE BUSINESS
Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. BPY is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s sole direct investments are a 49% managing general partnership units (“GP Units”) interest in Brookfield Property L.P. (the “operating partnership”) and an interest in BP US REIT LLC, which hold the partnership’s interest in commercial and other income producing property operations. The GP Units provide the partnership with the power to direct the relevant activities of the operating partnership.

The partnership’s limited partnership units (“BPY Units” or “LP Units”) are listed and publicly traded on the Nasdaq Stock Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the symbols “BPY” and “BPY.UN”, respectively.

The registered head office and principal place of business of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of compliance
The interim condensed consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, have been omitted or condensed.

These condensed consolidated financial statements as of and for the three months ended March 31, 2019 were approved and authorized for issue by the Board of Directors of the partnership on May 3, 2019.

b)	Basis of presentation
The interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2018, except for accounting standards adopted as identified in Note 2c) below. Consequently, the information included in these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the partnership’s annual report on Form 20-F for the year ended December 31, 2018.

The interim condensed consolidated financial statements are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with IFRS. The results reported in these interim condensed consolidated financial statements should not necessarily be regarded as indicative of results that may be expected for the entire year.

The interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. Dollars rounded to the nearest million unless otherwise indicated.

c)	Adoption of Accounting Standards
IFRS 16, Leases (“IFRS 16”)

The partnership adopted IFRS 16 effective January 1, 2019. It supersedes IAS 17, Leases and related interpretations. IFRS 16 brings most leases on-balance sheet as right-of-use (“ROU”) assets and lease liabilities for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. The partnership has applied IFRS 16 using the modified retrospective approach and comparative periods are not restated. The adoption of IFRS 16 resulted in the recognition of lease liabilities for operating leases of $873 million, ROU assets of $721 million that are classified as investment properties, $122 million that are classified as property, plant and equipment, $22 million that are classified as inventory and an immaterial impact to equity. These amounts do not include the lease liabilities and ROU assets of certain investments that were deconsolidated by the partnership on January 31, 2019. See Note 4, Investment Properties for further information.

In applying IFRS 16 for the first time, the partnership has applied the following practical expedients permitted by the standard on a lease-by-lease basis. These practical expedients are only available upon adoption and cannot be applied for any new lease executed after adoption:

•	the accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019 as short-term leases;

•	the exclusion of initial direct costs for the measurement of the ROU assets;

•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease; and

•	adjusting the measurement of the ROU assets by the amount of any provision for onerous leases recognized under IAS 37.

The partnership has also elected not to reassess whether a contract is or contains a lease. Accordingly, the definition of a lease in accordance with IAS 17 and IFRIC 4 will continue to be applied to leases entered or modified before January 1, 2019.

Lease obligations at December 31, 2018 are as follows, as disclosed in the partnership’s annual report on Form 20-F for the year-ended December 31, 2018:

(US$ Millions)	Dec. 31, 2018
Less than 1 year	$104
1-5 years	401
More than 5 years	5,631
Total	$6,136

The lease obligations as disclosed in the table above included leases that are classified as finance leases, short-term leases and low-value leases, which are immaterial. It also included operating leases held by certain investments that were deconsolidated as of January 31, 2019. The partnership calculated the lease liabilities for the operating leases by discounting the future lease obligations at the respective incremental borrowing rates at the date of initial adoption. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities recognized at the date of initial adoption was 6.8%. Total lease liabilities for the three months ended March 31, 2019 consists of $13 million current lease liabilities and $859 million non-current lease liabilities.

Significant accounting policies
The partnership determines at the inception of a contract if the arrangement is, or contains, a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The criteria specified in IFRS 16 apply to contracts entered into, or changed, on or after January 1, 2019. Lease components and non-lease components are separated on a relative stand-alone selling price basis for the partnership’s leases as lessor. For the partnership’s leases as lessee, the partnership applies the practical expedient which is available by asset class not to allocate contract consideration between lease and non-lease components. The change in definition of a lease mainly relates to the concept of control. IFRS 16 determines whether a contract contains a lease on the basis of whether the customer has the right to control the use of an identified asset for a period of time in exchange for consideration.

The partnership as lessee

The partnership recognizes a ROU asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for leases with a lease term of 12 months or less (“short-term leases”) and leases of low value assets (“low-value leases”). For these leases, the partnership recognizes the lease payments as an expense on a straight-line basis over the term of the lease.

Lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease if that rate can be readily determined. If the rate cannot be readily determined, the partnership uses its incremental borrowing rate. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment. This rate is expected to be similar to the interest rate implicit in the lease. Where a lease contains a parental guarantee, the incremental borrowing rate may be determined with reference to the parent rather than the lessee. The partnership uses a single discount rate to account for portfolios of leases with similar characteristics. Lease payments included in the measurement of the lease liability comprise of i) fixed lease payments, less any lease incentives; ii) variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date; iii) the amount expected to be payable by the lessee under residual value guarantees; iv) the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and v) payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease. Right-of-use lease liability is presented Accounts payable and other liabilities (current) and Other non-current liabilities (non-current) on the consolidated balance sheets. Lease liability is subsequently measured under the effective interest method that is increased by the interest expense on the lease liability recognized on the consolidated statements of income and reduced by lease payments made that is recognized on the consolidated statements of cash flows. Lease payments not included in the measurement of lease liabilities continue to be recognized in direct commercial property expense, direct hospitality expense or general and administrative expense lines on the consolidated statements of income.

ROU asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. ROU assets classified as investment properties are subsequently measured at fair value. ROU assets classified as property, plant and equipment are subsequently measured at depreciated cost basis over the lease term. If such lease transfers ownership of the underlying asset or the cost of the ROU asset reflects that the partnership expects to exercise a purchase option, the related ROU asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease. ROU assets classified as inventory are subsequently carried at cost subject to impairment. ROU assets are presented in the respective lines based on their classification on the consolidated balance sheets. Whenever the partnership incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37. The costs are included in the related ROU asset.

The partnership remeasures lease liabilities and makes a corresponding adjustment to the related ROU assets when i) the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; ii) the lease payments have changed due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or iii) a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The partnership as lessor

IFRS 16 does not change substantially how a lessor accounts for leases. Under IFRS 16, a lessor continues to classify leases as either finance leases or operating leases and account for those two types of leases differently. Under IFRS 16, an intermediate lessor accounts for the head lease and the sublease as two separate contracts. The intermediate lessor is required to classify the sublease as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

Critical judgments and estimates in applying IFRS 16

The partnership has applied critical judgments in the application of IFRS 16, including: i) identifying whether a contract (or part of a contract) includes a lease; ii) determining whether it is reasonably certain that lease extension or termination option will be exercised in determining lease term; iii) determining the classification of lease agreements for lessor leases; iv) determining whether variable payments are in-substance fixed; v) establishing whether there are multiple leases in an arrangement; and (vi) the fair value method of ROU assets classified as investment properties. The partnership also makes judgments in determining whether certain leases are operating or finance leases.

The partnership uses critical estimates in the application of IFRS 16, including the estimation of lease term and determination of the appropriate rate to discount the lease payments.

Amendments to IFRS 3, Business Combination

The partnership adopted the Amendments to IFRS 3, Business Combinations (“IFRS 3 Amendments”) effective January 1, 2019 in advance of its mandatory effective date. IFRS 3 Amendments clarifies the definition of a business in determining whether an acquisition is a business combination or an asset acquisition. It has removed the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs and the reference to an ability to reduce costs, and requires, at a minimum, the acquired set of activities and assets to include an input and a substantive process to meet the definition of a business. IFRS 3 Amendments also provides for an optional concentration test to assess whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The partnership has adopted the standard prospectively.

After the adoption of the IFRS 3 Amendments, the partnership continues to account for business combinations in which control is acquired under the acquisition method. When an acquisition is made, the partnership considers the inputs, processes and outputs of the acquiree in assessing whether it meets the definition of a business. When the acquired set of activities and assets lack a substantive process in place but will be integrated into the partnership’s existing operations, the acquisition ceases to meet the definition of a business and is accounted for as asset acquisition. Assets acquired through asset acquisitions are initially measured at cost, which includes the transaction costs incurred for the acquisitions.

d)	Estimates
The preparation of the partnership’s interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the partnership’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Summary of Significant Accounting Policies, to the partnership’s consolidated financial statements for the year ended December 31, 2018 and have been consistently applied in the preparation of the interim condensed consolidated financial statements as of and for the three months ended March 31, 2019, except for the adopted accounting policies as disclosed in Note 2c) above.

NOTE 3. BUSINESS ACQUISITIONS AND COMBINATIONS
The partnership did not complete any business combinations in the three months ended March 31, 2019.

The partnership completed the following significant business combinations (prior to the adoption of IFRS 3 Amendments) during 2018 that were accounted for on a provisional basis in Note 4, Acquisition of GGP and Note 5, Acquisitions and Business Combinations of the partnership’s annual report on Form 20-F for the year ended December 31, 2018:

•
On August 3, 2018, the partnership acquired a 100% leasehold interest in 666 Fifth Avenue, a commercial office asset in New York, for consideration of $1,299 million. In the first quarter of 2019, the partnership completed the purchase price allocation for 666 Fifth Avenue. No material changes were made to the provisional purchase price allocation. This asset was deconsolidated by the partnership on January 31, 2019. See Note 4, Investment Properties for further information.

•
On August 28, 2018, the partnership acquired all of the outstanding shares of common stock of GGP (“GGP acquisition”) other than those shares previously held by the partnership and its affiliates, which represented a 34% interest in GGP prior to the acquisition. In the transaction, former GGP shareholders elected to receive, for each GGP common share, subject to proration, either $23.50 in cash or either one LP Unit or one BPR Unit. As a result of the GGP acquisition, 161 million BPR Units and 88 million LP Units were issued to former GGP shareholders. As of March 31, 2019, the valuation of the investment properties, equity accounted investments, deferred tax liabilities, transaction costs, certain working capital balances and the acquisition date fair value of the partnership’s existing equity interest in GGP were still under evaluation by the partnership. Accordingly, the business combination has been accounted for on a provisional basis.

•
On December 7, 2018, the partnership acquired all of the outstanding common shares of Forest City Realty Trust Inc. (“Forest City”), a publicly traded company which owns a portfolio of office, multifamily and mixed-use assets across the U.S, for consideration of $6,948 million. During the first quarter of 2019, the partnership finalized the review over the fair value of the investment properties and property debt obligations as at the acquisition date and recognized an opening equity adjustment of $464 million that mostly consisted of a bargain purchase gain.  The bargain purchase gain was reflecting the discount to net asset value of the previously publicly traded shares of Forest City. The partnership is currently reviewing the deferred tax asset and deferred tax liability as part of the provisional purchase price allocation. This portfolio was deconsolidated by the partnership on January 31, 2019. See Note 4, Investment Properties for further information.

NOTE 4. INVESTMENT PROPERTIES
The following table presents a roll forward of the partnership’s investment property balances, all of which are considered Level 3 within the fair value hierarchy, for the three months ended March 31, 2019 and the year ended December 31, 2018:

	Three months ended Mar. 31, 2019			Year ended Dec. 31, 2018
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of period	$76,014	$4,182	$80,196	$48,780	$2,577	$51,357
Changes resulting from:
Property acquisitions(1)	393	11	404	31,783	1,658	33,441
Capital expenditures	288	212	500	1,098	1,185	2,283
Accounting policy change(2)	699	22	721	—	—	—
Property dispositions(3)	(105)	—	(105)	(4,115)	(451)	(4,566)
Fair value gains, net	307	163	470	784	462	1,246
Foreign currency translation	89	36	125	(1,387)	(121)	(1,508)
Transfer between commercial properties and commercial developments	184	(184)	—	1,123	(1,123)	—
Impact of deconsolidation due to loss of control(4)	(10,701)	(798)	(11,499)	—	—	—
Reclassifications to assets held for sale and other changes	(282)	(21)	(303)	(2,052)	(5)	(2,057)
Balance, end of period(5)	$66,886	$3,623	$70,509	$76,014	$4,182	$80,196

(1)	The prior year primarily includes the commercial properties and developments from the GGP acquisition in 2018.

(2)	Includes the impact of the adoption of IFRS 16 through the recognition of right-of-use assets. See Note 2, Summary of Significant Accounting Policies for further information.

(3)	Property dispositions represent the carrying value on date of sale.

(4)	Includes the impact of the deconsolidation of BSREP III investments. See below for further information.

(5)
Includes right-of-use commercial properties and commercial developments of $698 million and $22 million, respectively, as of March 31, 2019. Current lease liabilities of $9 million has been included in accounts payable and other liabilities and non-current lease liabilities of $711 million have been included in other non-current liabilities.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are generally completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which are internally determined and compared with market data, third-party reports and research as well as observable conditions. There are currently no known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership for its asset classes.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain subsidiaries, the partnership relies on quarterly valuations prepared by external valuation professionals. Management compares the external valuations to the partnership’s internal valuations to review the work performed by the external valuation professionals. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values.

(a)2019 Transactions
Brookfield Strategic Real Estate Partners III (“BSREP III”) deconsolidation
In the first quarter of 2019, BSREP III held its final close with total equity commitments of $15 billion. Prior to final close, the partnership had committed to 25%, or a controlling interest in the fund and as a result, had previously consolidated the investments made to date. Upon final close, on January 31, 2019, the partnership reduced its commitment to $1.0 billion, representing a 7% non-voting position. As a result, the partnership lost control and deconsolidated its investment in the fund, which primarily consists of Forest City and 666 Fifth Avenue. The partnership will recognize its investment in BSREP III as a financial asset, initially recognized at fair value and remeasured on each reporting date through fair value gain or loss. As a result of the deconsolidation, investment properties decreased by $11,499 million, equity accounted investments decreased by $1,434 million , property, plant and equipment decreased by $789 million and debt obligations decreased by $13,601 million.

Adoption of IFRS 16
The impact of the January 1, 2019 adoption of IFRS 16 resulted in the recognition of ROU investment properties $721 million. Fair value loss related to IFRS 16 ROU assets for the three months ended March 31, 2019 was $1 million. As of March 31, 2019, ROU investment properties was $720 million.

The key valuation metrics for the partnership’s consolidated commercial properties are set forth in the following tables below on a weighted-average basis:

		Mar. 31, 2019			Dec. 31, 2018
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (years)	Discount rate	Terminal capitalization rate	Investment horizon (years)
Core Office
United States	Discounted cash flow	6.8%	5.6%	12	6.9%	5.6%	12
Canada	Discounted cash flow	6.0%	5.4%	10	6.0%	5.4%	10
Australia	Discounted cash flow	6.9%	6.3%	10	7.0%	6.2%	10
Brazil	Discounted cash flow	9.7%	7.7%	6	9.6%	7.7%	6
Core Retail	Discounted cash flow	7.1%	6.0%	12	7.1%	6.0%	12
LP Investments- Office	Discounted cash flow	10.3%	7.5%	7	10.2%	7.0%	6
LP Investments- Retail	Discounted cash flow	9.2%	8.1%	10	8.9%	7.8%	9
Logistics(1)	Discounted cash flow	5.8%	n/a	n/a	9.3%	8.3%	10
Mixed-use	Discounted cash flow	7.8%	5.4%	10	7.8%	5.4%	10
Multifamily(1)	Direct capitalization	4.9%	n/a	n/a	4.8%	n/a	n/a
Triple Net Lease(1)	Direct capitalization	6.3%	n/a	n/a	6.3%	n/a	n/a
Self-storage(1)	Direct capitalization	5.7%	n/a	n/a	5.7%	n/a	n/a
Student Housing(1)	Direct capitalization	5.4%	n/a	n/a	5.6%	n/a	n/a
Manufactured Housing(1)	Direct capitalization	5.4%	n/a	n/a	5.4%	n/a	n/a

(1)
The valuation method used to value multifamily, triple net lease, self-storage, student housing, logistics and manufactured housing properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The following table presents the partnership’s investment properties measured at fair value in the condensed consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined in Note 2(i), Summary of Significant Accounting Policies: Fair value measurement, in the consolidated financial statements as of December 31, 2018:

	Mar. 31, 2019				Dec. 31, 2018
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Core Office
United States	$—	$—	$14,919	$889	$—	$—	$14,415	$822
Canada	—	—	4,331	128	—	—	4,127	118
Australia	—	—	2,383	50	—	—	2,342	49
Europe	—	—	144	1,403	—	—	137	1,194
Brazil	—	—	329	—	—	—	329	—
Core Retail	—	—	17,325	415	—	—	17,224	383
LP Investments
LP Investments- Office(1)	—	—	6,933	470	—	—	7,861	577
LP Investments- Retail	—	—	3,074	7	—	—	3,408	6
Logistics	—	—	69	—	—	—	183	—
Multifamily	—	—	4,177	—	—	—	4,151	—
Triple Net Lease	—	—	5,105	—	—	—	5,067	—
Self-storage	—	—	863	86	—	—	847	84
Student Housing	—	—	2,210	175	—	—	2,031	386
Manufactured Housing	—	—	2,375	—	—	—	2,369	—
Mixed-Use(1)	—	—	2,649	—	—	—	11,523	563
Total	$—	$—	$66,886	$3,623	$—	$—	$76,014	$4,182

(1)	Includes the impact of the deconsolidation of BSREP III investments. See above for further information.

The following table presents a sensitivity analysis to the impact of a 25 basis point movement of the discount rate and terminal capitalization or overall implied capitalization rate on fair values of the partnership’s commercial properties for the three months ended March 31, 2019, for properties valued using the discounted cash flow or direct capitalization method, respectively:

Mar. 31, 2019
(US$ Millions)	Impact on fair value of commercial properties
Core Office
United States	$812
Canada	456
Australia	180
Brazil	3
Core Retail	612
LP Investments
LP Investments- Office	278
LP Investments- Retail	121
Industrial	3
Mixed-use	120
Multifamily	206
Triple Net Lease	176
Self-storage	33
Student Housing	98
Manufactured Housing	104
Total	$3,202

NOTE 5. EQUITY ACCOUNTED INVESTMENTS
The partnership has investments in joint arrangements that are joint ventures, and also has investments in associates. Joint ventures hold individual commercial properties and portfolios of commercial properties and developments that the partnership owns together with co-owners where decisions relating to the relevant activities of the joint venture require the unanimous consent of the co-owners. Details of the partnership’s investments in joint ventures and associates, which have been accounted for in accordance with the equity method of accounting, are as follows:

			Proportion of ownership interests		Carrying value
(US$ Millions)	Principal activity	Principal place of business	Mar. 31, 2019	Dec. 31, 2018	Mar. 31, 2019	Dec. 31, 2018
Joint Ventures
Canary Wharf Joint Venture(1)	Property holding company	United Kingdom	50%	50%	$3,345	$3,270
BPR JV Pool A	Property holding company	United States	50%	50%	1,807	1,791
Manhattan West, New York	Property holding company	United States	56%	56%	1,752	1,619
Ala Moana Center, Hawaii	Property holding company	United States	50%	50%	1,617	1,611
Forest City Joint Ventures(2)	Property holding company	United States	—%	—%	—	1,390
BPR JV Pool B	Property holding company	United States	51%	51%	1,245	1,217
Fashion Show, Las Vegas	Property holding company	United States	50%	50%	881	881
BPR JV Pool C	Property holding company	United States	50%	50%	759	756
BPR JV Pool D	Property holding company	United States	48%	48%	659	693
BPR JV Pool E	Property holding company	United States	35%	35%	631	629
The Grand Canal Shoppes, Las Vegas	Property holding company	United States	50%	50%	610	608
Grace Building, New York	Property holding company	United States	50%	50%	627	581
One Liberty Plaza, New York	Property holding company	United States	51%	51%	410	425
Southern Cross East, Melbourne(3)	Property holding company	Australia	50%	50%	414	402
680 George Street, Sydney	Property holding company	Australia	50%	50%	332	319
Brookfield Brazil Retail Fundo de Investimento em Participaçõe ("Brazil Retail")	Holding company	Brazil	46%	46%	307	309
Brookfield D.C. Office Partners LLC ("D.C. Fund"), Washington, D.C.	Property holding company	United States	51%	51%	300	295
Miami Design District, Florida	Property holding company	United States	22%	22%	300	286
The Mall in Columbia, Maryland	Property holding company	United States	50%	50%	266	268
Shops at Merrick Park, Florida	Property holding company	United States	55%	55%	268	266
Other(4)	Various	Various	14% - 68%	12% - 70%	4,127	4,237
					20,657	21,853
Associates
Diplomat Resort and Spa ("Diplomat")	Property holding company	United States	90%	90%	382	390
Brookfield Premier Real Estate Partners Pooling LLC ("BPREP")(5)	Property holding company	United States	—%	7%	—	106
Other	Various	Various	23% - 31%	23% - 31%	325	349
					707	845
Total					$21,364	$22,698

(1)	Stork Holdco LP is the joint venture through which the partnership acquired Canary Wharf Group plc (“Canary Wharf”) in London.

(2)	Includes the impact of the deconsolidation of BSREP III investments, primarily Forest City. See below for further information.

(3)
The partnership exercises joint control over these jointly controlled assets through a participating loan agreement with Brookfield Asset Management that is convertible at any time into a direct equity interest in the entity.

(4)	Other joint ventures consists of approximately 47 joint ventures.

(5)	In the first quarter of 2019, the partnership accounted for its interest in BPREP as a financial asset and is no longer an equity accounted investment.

(a)2019 Transactions
The deconsolidation of BSREP III resulted in a decrease to equity accounted investments of $1,434 million. Please see Note 4, Investment Properties for further information.

(b)2018 Transactions
The partnership obtained control of GGP during the third quarter of 2018 following the acquisition of the common shares not previously held by the partnership. Subsequent to this transaction, the partnership is consolidating the financial results of GGP, including its interests in properties held through joint ventures. The partnership’s 34% interest in GGP prior to the acquisition was deconsolidated. Please see Note 3, Business Acquisitions and Combinations, for further information.

The partnership obtained control of Forest City during the fourth quarter of 2018 following the acquisition. The partnership was consolidating the financial results of Forest City, including its interests in properties held through joint ventures. Forest City has since been deconsolidated as mentioned above.

The following table presents the change in the balance of the partnership’s equity accounted investments as of March 31, 2019 and December 31, 2018:

	Three months ended	Year ended
(US$ Millions)	Mar. 31, 2019	Dec. 31, 2018
Equity accounted investments, beginning of period	$22,698	$19,761
GGP joint ventures acquired from business acquisition(1)	—	10,829
Deconsolidation of pre-acquisition GGP equity interest(1)	—	(8,345)
Additions	104	2,174
Disposals and return of capital distributions	(46)	(1,304)
Share of net earnings from equity accounted investments	264	947
Distributions received	(124)	(518)
Foreign currency translation	81	(395)
Reclassification to assets held for sale(2)	—	(567)
Impact of deconsolidation due to loss of control(3)	(1,434)	—
Other comprehensive income and other	(179)	116
Equity accounted investments, end of period	$21,364	$22,698

(1)
The partnership obtained control of GGP during the third quarter of 2018 following the acquisition of the common shares not previously held by the partnership. As a result of the acquisition, GGP’s interest in joint ventures of $10,829 million was added to the balance of equity accounted investments, offset by the deconsolidation of the partnership’s 34% interest of $7,843 million and fair value loss of $502 million from adjusting the partnership’s interest in GGP to its fair value immediately prior to acquiring control.

(2)	The partnership’s interest in CXTD was reclassified to assets held for sale in the fourth quarter of 2018 and sold in the first quarter in 2019.

(3)	Includes the impact of the deconsolidation of BSREP III investments, primarily Forest City. See above for further information.

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Mar. 31, 2019			Dec. 31, 2018
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)
Core Office
United States	Discounted cash flow	6.9%	4.9%	10	6.6%	5.1%	10
Australia	Discounted cash flow	6.5%	5.4%	10	6.7%	5.7%	10
Europe	Discounted cash flow	4.7%	4.9%	10	4.7%	4.9%	10
Core Retail
United States	Discounted cash flow	6.6%	5.3%	11	6.6%	5.3%	11
LP Investments - Office	Discounted cash flow	6.9%	5.3%	9	6.9%	5.2%	9
LP Investments - Retail	Discounted cash flow	11.6%	7.1%	10	11.7%	7.1%	10
Multifamily(1)	Direct capitalization	4.5%	n/a	n/a	5.2%	n/a	n/a

(1)
The valuation method used to value multifamily investments is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

Summarized financial information in respect of the partnership’s equity accounted investments is presented below:

(US$ Millions)	Mar. 31, 2019	Dec. 31, 2018
Non-current assets	$79,389	$90,031
Current assets	3,879	4,395
Total assets	83,268	94,426
Non-current liabilities	32,159	37,900
Current liabilities	5,303	4,778
Total liabilities	37,462	42,678
Net assets	45,806	51,748
Partnership’s share of net assets	$21,364	$22,698

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Revenue	$1,381	$1,375
Expenses	902	(349)
Income from equity accounted investments(1)	10	158
Income before fair value gains, net	489	1,882
Fair value (losses) gains, net	45	(1,479)
Net income	534	403
Partnership’s share of net earnings	$264	$228

(1)	Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

NOTE 6. PARTICIPATING LOAN INTERESTS
Participating loan interests represent interests in certain properties in Australia that do not provide the partnership with control over the entity that owns the underlying property and are held at fair value through profit or loss ("FVTPL") on the condensed consolidated balance sheets. The instruments, which are receivable from a wholly-owned subsidiary of Brookfield Asset Management, have a contractual maturity date of September 26, 2020, subject to the partnership’s prior right to convert into direct ownership interests in the underlying commercial properties, and have contractual interest rates that vary with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following property:

(US$ Millions)	Participation interest		Carrying value
Name of property	Mar. 31, 2019	Dec. 31, 2018	Mar. 31, 2019	Dec. 31, 2018
Darling Park Complex, Sydney	30%	30%	$280	$268
Total participating loan interests			$280	$268

For the three months ended March 31, 2019, the partnership recognized interest income on the participating loan interests of $3 million (2018 - $6 million) and fair value gains of $6 million (2018 - $11 million).

NOTE 7. PROPERTY, PLANT AND EQUIPMENT
Property, plant, and equipment primarily consists of hospitality assets such as Center Parcs UK, Paradise Island Holdings Limited (“Atlantis”), a portfolio of extended-stay hotels in the U.S. and a hotel at IFC Seoul.

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	5 to 50+
Land improvements	13 to 15
Furniture, fixtures and equipment	2 to 15

The following table presents the change to the components of the partnership’s hotel assets for the three months ended March 31, 2019 and for the year ended December 31, 2018:

(US$ Millions)	Mar. 31, 2019	Dec. 31, 2018
Cost:
Balance at the beginning of period	$7,461	$5,451
Acquisitions through business combinations	—	1,748
Accounting policy change(1)	122	—
Additions	102	490
Disposals	(18)	(21)
Foreign currency translation	58	(207)
Impact of deconsolidation due to loss of control and other(2)	(789)	—
	6,936	7,461
Accumulated fair value changes:
Balance at the beginning of period	1,049	756
Revaluation (loss) gains, net	—	293
Impact of deconsolidation due to loss of control and other(2)	(7)	—
	1,042	1,049
Accumulated depreciation:
Balance at the beginning of period	(1,004)	(750)
Depreciation	(82)	(291)
Disposals	14	18
Foreign currency translation	(7)	19
Impact of deconsolidation due to loss of control and other(2)	7	—
	(1,072)	(1,004)
Total property, plant and equipment	$6,906	$7,506

(1)	Includes the impact of the adoption of IFRS 16 through the recognition of right-of-use assets. See Note 2, Summary of Significant Accounting Policies for further information.

(2)	Includes the impact of the deconsolidation of BSREP III investments. See Note 4, Investment properties for further information.

NOTE 8. GOODWILL
Goodwill of $1,031 million at March 31, 2019 (December 31, 2018 - $1,109 million) is primarily attributable to Center Parcs UK and IFC Seoul. The partnership performs a goodwill impairment test annually by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use.

NOTE 9. INTANGIBLE ASSETS
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the condensed consolidated balance sheets. These intangible assets primarily represent the trademark assets related to Center Parcs UK and Atlantis.

The trademark assets of Center Parcs UK had a carrying amount of $940 million as of March 31, 2019 (December 31, 2018 - $921 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business model of Center Parcs UK is not subject to technological obsolescence or commercial innovations in any material way.

In addition, intangible assets include the trademark and licensing assets relating to Atlantis. At March 31, 2019, intangible assets of the Atlantis had a carrying value of $206 million (December 31, 2018 - $207 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these intangible assets granted under perpetual licenses. The business model of Atlantis is not subject to technological obsolescence or commercial innovations in any material way.

Intangible assets by class	Useful life (in years)
Trademarks	Indefinite
Management contracts	40
Customer relationships	9
Other	4 to 7

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Intangible assets with finite useful lives are amortized over their respective useful lives as listed above. Amortization expense is recorded as part of depreciation and amortization of non-real estate assets expense.

The following table presents the components of the partnership’s intangible assets as of March 31, 2019 and December 31, 2018:

(US$ Millions)	Mar. 31, 2019	Dec. 31, 2018
Cost	$1,241	$1,273
Accumulated amortization	(45)	(46)
Accumulated impairment losses	(48)	(48)
Balance, end of period	$1,148	$1,179

The following table presents a roll forward of the partnership’s intangible assets for the three months ended March 31, 2019 and the year ended December 31, 2018:

(US$ Millions)	Mar. 31, 2019	Dec. 31, 2018
Balance, beginning of period	$1,179	$1,188
Acquisitions	—	67
Disposals	—	2
Amortization	(2)	(17)
Foreign currency translation	20	(58)
Reclassification to assets held for sale and other(1)	(49)	(3)
Balance, end of period	$1,148	$1,179

(1)	Includes the impact of the deconsolidation of BSREP III investments. See Note 4, Investment properties for further information.

NOTE 10. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Mar. 31, 2019	Dec. 31, 2018
Securities - FVTPL	$758	$239
Derivative assets	8	13
Securities - FVTOCI	211	260
Restricted cash	137	161
Inventory	410	435
Other	214	748
Total other non-current assets	$1,738	$1,856

Securities - FVTPL
Securities - FVTPL consists primarily of the partnership’s investment in convertible preferred units of a U.S. hospitality operating company. The preferred units earn a fixed cumulative dividend of 7.5% per annum compounding quarterly. Additionally, the partnership receives distributions in additional convertible preferred units of the U.S. hospitality operating company at 5.0% per annum compounding quarterly. In the first quarter of 2019, the partnership purchased an addition $222 million of convertible preferred units of a U.S. hospitality operating company. The carrying value of these convertible preferred units at March 31, 2019 was $401 million (December 31, 2018 - $175 million).

Also included in Securities - FVTPL is the partnership’s investment in BSREP III, which is accounted for as a financial asset following the deconsolidation of its investments in the first quarter of 2019. The carrying value of the BSREP III financial asset at March 31, 2019 was $71 million (December 31, 2018 - nil).

Securities - FVTOCI
Securities - FVTOCI represent the partnership’s retained equity interests in 1625 Eye Street in Washington, D.C. and Heritage Plaza in Houston, both property holding companies, that it previously controlled and in which it retained a non-controlling interest following disposition of these properties to third parties. The partnership continues to manage these properties on behalf of the acquirer but does not exercise significant influence over the relevant activities of the properties. Included in securities - FVTOCI at March 31, 2019 are $105 million (December 31, 2018 - $104 million) of securities pledged as security for a loan payable to the issuer in the amount of $93 million (December 31, 2018 - $93 million) recognized in other non-current financial liabilities.

NOTE 11. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Mar. 31, 2019	Dec. 31, 2018
Derivative assets	$177	$234
Accounts receivable(1)	567	794
Restricted cash and deposits	337	631
Prepaid expenses	221	317
Other current assets	232	385
Total accounts receivable and other	$1,534	$2,361

(1)	See Note 32, Related Parties, for further discussion.

NOTE 12. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of March 31, 2019 and December 31, 2018:

(US$ Millions)	Mar. 31, 2019	Dec. 31, 2018
Investment properties	$358	$422
Equity accounted investments	34	568
Accounts receivable and other assets	12	14
Assets held for sale	404	1,004
Debt obligations	220	153
Accounts payable and other liabilities	8	10
Liabilities associated with assets held for sale	$228	$163

The following table presents the change to the components of the assets held for sale for the three months ended March 31, 2019 and the year ended December 31, 2018:

(US$ Millions)	Mar. 31, 2019	Dec. 31, 2018
Balance, beginning of period	$1,004	$1,433
Reclassification to assets held for sale, net	285	2,382
Disposals	(921)	(2,819)
Fair value adjustments	33	81
Foreign currency translation	3	(32)
Other	—	(41)
Balance, end of period	$404	$1,004

At December 31, 2018, assets held for sale included ten office assets in the U.S., three office assets in Brazil, two triple-net lease assets in the U.S. and an equity accounted investment within the LP Investments portfolio.

In the first quarter of 2019, the partnership sold nine office assets in the U.S., three office assets in Brazil, one triple-net lease asset in the U.S and an equity accounted investment within the LP Investments portfolio for net proceeds of approximately $844 million.

At March 31, 2019, assets held for sale included four triple-net lease assets in the U.S., a portfolio of office assets in California, two office assets in the U.S., and an interest in one office asset in Brazil within the LP Investments portfolio.

NOTE 13. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Mar. 31, 2019		Dec. 31, 2018
(US$ Millions)	Weighted-average rate	Debt balance	Weighted-average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	4.19%	386	4.08%	1,586
Brookfield Property Partners’ corporate bonds	4.24%	861	4.23%	586
Brookfield Property REIT Inc. term debt	4.85%	$4,716	4.88%	$4,726
Brookfield Property REIT Inc. corporate facility	4.88%	987	4.76%	387
Brookfield Property REIT Inc. junior subordinated notes	4.20%	206	3.97%	206
Forest City Realty Trust Inc. term debt(1)	—%	—	6.38%	1,247
Subsidiary borrowings	5.99%	466	5.62%	495

Secured debt obligations:
Funds subscription credit facilities(1)(2)	3.59%	277	3.85%	4,517
Fixed rate	4.44%	25,391	4.41%	25,545
Variable rate	5.20%	18,135	4.97%	25,131
Deferred financing costs		(291)		(462)
Total debt obligations		$51,134		$63,964

Current		6,089		5,874
Non-current		44,825		57,937
Debt associated with assets held for sale		220		153
Total debt obligations		$51,134		$63,964

(1)
In the first quarter of 2019, the partnership deconsolidated BSREP III due to loss of control. The Forest City term debt and the BSREP III credit facilities are no longer being consolidated. See Note 4, Investment Properties for further information.

(2)	Funds subscription credit facilities are secured by co-investors’ capital commitments.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by currency are as follows:

	Mar. 31, 2019			Dec. 31, 2018
(Millions)	U.S. Dollars		Local currency	U.S. Dollars		Local currency
U.S. Dollars	$37,205		$37,205	$50,682		$50,682
British Pounds	5,403		£4,144	5,172		£4,053
Canadian Dollars	3,002	C$	4,008	2,688	C$	3,666
South Korean Won	1,587	₩	1,805,000	1,617	₩	1,805,000
Australian Dollars	1,414	A$	1,992	1,401	A$	1,988
Indian Rupee	1,806	Rs	125,411	1,469	Rs	102,016
Brazilian Reais	758	R$	2,955	684	R$	2,651
Chinese Yuan	19	C¥	129	70	C¥	484
Euros	231		€206	643		€561
Deferred financing costs	(291)			(462)
Total debt obligations	$51,134			$63,964

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

			Non-cash changes in debt obligations
(US$ Millions)	Dec. 31, 2018	Debt obligation issuance, net of repayments	Derecognized from loss of control of subsidiaries	Assumed by purchaser	Amortization of deferred financing costs and (premium) discount	Foreign currency translation	Other	Mar. 31, 2019
Debt obligations	$63,964	648	(13,601)	(32)	28	130	(3)	$51,134

NOTE 14. CAPITAL SECURITIES
The partnership has the following capital securities outstanding as of March 31, 2019 and December 31, 2018:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Mar. 31, 2019	Dec. 31, 2018
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$565	$562
Series 2	24,000,000	6.50%	539	537
Series 3	24,000,000	6.75%	525	523
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares(1)	6,040,000	7.64%	151	420
Brookfield Office Properties Inc. (“BPO”) Class B Preferred Shares:
Series 1(2)	3,600,000	70% of bank prime	—	—
Series 2(2)	3,000,000	70% of bank prime	—	—
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	924,390	5.25%	23	23
Series 2	699,165	5.75%	13	13
Series 3	909,814	5.00%	17	17
Series 4	940,486	5.20%	18	17
BSREP II RH B LLC (“Manufactured Housing”) Preferred Capital	—	9.00%	249	249
Rouse Series A Preferred Shares	5,600,000	5.00%	142	142
BSREP II Vintage Estate Partners LLC ("Vintage Estate") Preferred Shares	10,000	5.00%	40	40
Forest City Enterprises L.P. (“Forest City”) Preferred Capital(3)	—	—%	—	29
Capital Securities – Fund Subsidiaries			886	813
Total capital securities			$3,168	$3,385

Current			264	520
Non-current			2,904	2,865
Total capital securities			$3,168	$3,385

(1)	In the first quarter of 2019, $269 million of the Brookfield BPY Holdings Inc. Class B Junior Preferred Shares, held by Brookfield Asset Management, were redeemed.

(2)
BPO Class B Preferred Shares, Series 1 and 2 capital securities are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

(3)	Includes the impact of the deconsolidation of BSREP III investments, primarily Forest City. See Note 4, Investment Properties for further information.

Cumulative preferred dividends on the BOP Split Senior Preferred Shares are payable quarterly, as and when declared by BOP Split. On March 7, 2019, BOP Split declared quarterly dividends payable for the BOP Split Senior Preferred Shares.

Capital securities includes $249 million at March 31, 2019 (December 31, 2018 - $249 million) of preferred equity interests held by a third party investor in Manufactured Housing which have been classified as a liability, rather than as a non-controlling interest, due to the fact the holders are entitled to distributions equal to their capital balance plus 9% annual return payable in monthly distributions until maturity in December 2025.

Capital securities also includes $142 million at March 31, 2019 (December 31, 2018 - $142 million) of preferred equity interests held by a third party investor in Rouse Properties, L.P. (“Rouse”) which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Capital securities also includes $40 million at March 31, 2019 (December 31, 2018 - $40 million) of preferred equity interests held by the partnership’s co-investor in Vintage Estate which have been classified as a liability, rather than as non-controlling interest, due to the fact that the preferred equity interests are mandatorily redeemable on April 26, 2023 for cash at an amount equal to the outstanding principal balance of the preferred equity plus any accrued but unpaid dividend.

The Capital Securities – Fund Subsidiaries includes $823 million at March 31, 2019 (December 31, 2018 - $775 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in DTLA which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. Capital Securities – Fund Subsidiaries are measured at FVTPL.

Capital Securities – Fund Subsidiaries also includes $63 million at March 31, 2019 (December 31, 2018 - $38 million) which represents the equity interests held by the partnership’s co-investor in the D.C. Fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

At March 31, 2019, capital securities includes $48 million (December 31, 2018 - $47 million) repayable in Canadian Dollars of C$64 million (December 31, 2018 - C$64 million).

Reconciliation of cash flows from financing activities from capital securities is shown in the table below:

			Non-cash changes on capital securities
(US$ Millions)	Dec. 31, 2018	Capital securities redeemed	Derecognized from loss of control of subsidiaries	Fair value changes	Other	Mar. 31, 2019
Capital securities	$3,385	$(269)	$(29)	$57	$24	$3,168

NOTE 15. INCOME TAXES
The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

The components of income tax expense include the following:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Current income tax	$38	$50
Deferred income tax	50	(110)
Income tax expense (benefit)	$88	$(60)

The partnership’s income tax expense increased for the three months ended March 31, 2019 as compared to the same period in the prior year compared to the prior year primarily due to 2018 legislative and entity tax status changes, as well as the recognition of previously unrecognized net operating losses that occurred in 2018.

NOTE 16. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Mar. 31, 2019	Dec. 31, 2018
Accounts payable and accrued liabilities	$811	$1,770
Lease liabilities(1)	859	—
Derivative liabilities	221	159
Provisions	96	352
Loans and notes payables	—	5
Deferred revenue	4	8
Total other non-current liabilities	$1,991	$2,294

(1)
The impact of the adoption of IFRS 16 requires the recognition of lease liabilities. See Note 2, Summary of Significant Accounting Policies for further information. For the three months ended March 31, 2019, interest expense relating to total lease liabilities (see Note 17, Accounts Payable and Other Liabilities for the current portion) was $17 million.

NOTE 17. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Mar. 31, 2019	Dec. 31, 2018
Accounts payable and accrued liabilities	$2,023	$2,466
Loans and notes payable	1,784	779
Derivative liabilities	184	181
Deferred revenue	339	302
Lease liabilities(1)	13	—
Other liabilities	23	21
Total accounts payable and other liabilities	$4,366	$3,749

(1)
The impact of the adoption of IFRS 16 requires the recognition of lease liabilities. See Note 2, Summary of Significant Accounting Policies for further information. See Note 16, Other Non-Current Liabilities for further information on the interest expense related to these liabilities.

At March 31, 2019, loans and notes payable includes $1,600 million (December 31, 2018 - $733 million) of on-demand deposits from Brookfield Asset Management to the partnership. See Note 32, Related Parties, for further information.

NOTE 18. EQUITY
The partnership’s capital structure is comprised of six classes of partnership units: GP Units, LP Units, redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”), limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”) and BPR Units. In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 (“Preferred Equity Units”).

a)	General and limited partnership equity
GP Units entitle the holder to the right to govern the financial and operating policies of the partnership. The GP Units are entitled to a 1% general partnership interest.

LP Units entitle the holder to their proportionate share of distributions and are listed and publicly traded on the Nasdaq and the TSX. Each LP Unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that holders of the Redeemable/Exchangeable Partnership Units that are exchanged for LP Units will only be entitled to a maximum number of votes in respect of the Redeemable/Exchangeable Partnership Units equal to 49% of the total voting power of all outstanding units.

The following table presents changes to the GP Units and LP Units from the beginning of the year:

	General partnership units		Limited partnership units
(Thousands of units)	Mar. 31, 2019	Dec. 31, 2018	Mar. 31, 2019	Dec. 31, 2018
Outstanding, beginning of period	139	139	424,198	254,989
Issued on August 28, 2018 for the acquisition of GGP	—	—	—	109,702
Exchange LP Units exchanged	—	—	28	7,770
BPR Units exchanged	—	—	2,987	56,166
Distribution Reinvestment Program	—	—	47	175
Issued under unit-based compensation plan	—	—	777	57
Repurchase of LP Units	—	—	(13,981)	(4,661)
Outstanding, end of period	139	139	414,056	424,198

b)	Units of the operating partnership held by Brookfield Asset Management

Redeemable/Exchangeable Partnership Units
There were 432,649,105 Redeemable/Exchangeable Partnership Units outstanding at March 31, 2019 and December 31, 2018.

Special limited partnership units
Brookfield Property Special L.P. (“Special L.P.”) is entitled to receive equity enhancement distributions and incentive distributions from the operating partnership as a result of its ownership of the Special LP Units.

There were 4,759,997 Special LP Units outstanding at March 31, 2019 and December 31, 2018.

c)	Limited partnership units of Brookfield Office Properties Exchange LP
The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, subject to their terms and applicable law, for LP Units. An Exchange LP Unit provides a holder thereof with economic terms that are substantially equivalent to those of a LP Unit. Subject to certain conditions and applicable law, Exchange LP will have the right, commencing on the seventh anniversary of June 9, 2014, the completion of the acquisition of the remaining common shares of BPO, to redeem all of the then outstanding Exchange LP Units at a price equal to the 20-day volume-weighted average trading price of an LP Unit plus all declared, payable, and unpaid distributions on such units.

The following table presents changes to the Exchange LP Units from the beginning of the year:

	Limited Partnership Units of Brookfield Office Properties Exchange LP
(Thousands of units)	Mar. 31, 2019	Dec. 31, 2018
Outstanding, beginning of period	3,308	11,078
Exchange LP Units exchanged(1)	(28)	(7,770)
Outstanding, end of period	3,280	3,308

(1)
Exchange LP Units that have been exchanged are held by an indirect subsidiary of the partnership. Refer to the Condensed Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of Exchange LP Units.

d)	Class A shares of Brookfield Property REIT Inc.
BPR Units were issued to former GGP common shareholders who elected to receive BPR Units as consideration. Each BPR Unit is structured to provide an economic return equivalent to an LP Unit. The holder of a BPR Unit has the right, at any time, to request the share be redeemed for cash equivalent to the value of an LP Unit. In the event the holder of a BPR Unit exercises this right, the partnership has the right, at its sole discretion, to satisfy the redemption request with an LP Unit rather than cash. As a result, BPR Units participate in earnings and distribution on a per unit basis equivalent to the per unit participation of LP Units. The partnership presents BPR Units as a component of non-controlling interest.

The following table presents changes to the BPR Units from the beginning of the year:

	Class A shares of Brookfield Property REIT Inc.
(Thousands of units)	Mar. 31, 2019	Dec. 31, 2018
Outstanding, beginning of period	106,090	—
Issued on August 28, 2018 for the acquisition of GGP	—	162,324
BPR Units exchanged(1)	(2,987)	(56,166)
Repurchases of BPR Units	(4,680)	—
Forfeitures	(3)	(68)
Outstanding, end of period	98,420	106,090

(1)
BPR Units issued for the acquisition of GGP that have been exchanged for LP Units. Refer to the Condensed Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of BPR Units.

e)	Class A Cumulative Redeemable Perpetual Preferred Units, Series 1
The partnership issued 6,400,000 Preferred Equity Units, at $25.00 per unit at a coupon rate of 6.5%. In total $160 million of gross proceeds were raised and $4 million in underwriting and issuance costs were incurred. There were 6,400,000 Preferred Equity Units outstanding with a carrying value of $156 million at March 31, 2019

f)	Distributions
Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

	Three months ended Mar. 31,
(US$ Millions, except per unit information)	2019	2018
Limited Partners	$141	$80
Holders of:
Redeemable/Exchangeable Partnership Units	142	137
Special LP Units	2	1
Exchange LP Units	1	3
BPR Units	34	—
Total	$320	$221
Per unit(1)	$0.330	$0.315

(1)	Per unit outstanding on the distribution record date.

g)	Earnings per unit
The partnership’s net income per LP Unit and weighted average units outstanding are calculated as follows:

	Three months ended Mar. 31,
(US$ Millions, except unit information)	2019	2018
Net income attributable to limited partners	$146	$192
Income reallocation related to mandatorily convertible preferred shares	13	31
Net income attributable to limited partners – basic	159	223
Dilutive effect of conversion of preferred shares and options(1)	6	9
Net income attributable to limited partners – diluted	$165	$232

(in millions of units/shares)
Weighted average number of LP Units outstanding	426.4	255.0
Mandatorily convertible preferred shares	70.0	70.0
Weighted average number of LP Units - basic	496.4	325.0
Dilutive effect of the conversion of preferred shares and options	20.8	18.3
Weighted average number of LP units outstanding - diluted	517.2	343.3

NOTE 19. NON-CONTROLLING INTERESTS
Non-controlling interests consists of the following:

(US$ Millions)	Mar. 31, 2019	Dec. 31, 2018
Redeemable/Exchangeable Partnership Units and Special LP Units(1)	$12,847	$12,740
Exchange LP Units(1)	96	96
BPR Units(1)	2,891	3,091
Interests of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Asset Management	15	16
Preferred equity of subsidiaries	2,750	2,830
Non-controlling interests in subsidiaries and properties	13,831	15,610
Total interests of others in operating subsidiaries and properties	16,596	18,456
Total non-controlling interests	$32,430	$34,383

(1)
Each unit within these classes of non-controlling interest has economic terms substantially equivalent to those of an LP unit. As such, income attributed to each unit or share of non-controlling interest is equivalent to that allocated to an LP unit. The proportion of interests held by holders of the Redeemable/Exchangeable Units and Exchange LP Units changes as a result of issuances, repurchases and exchanges. Consequently, the partnership adjusted the relative carrying amounts of the interests held by Limited Partners and non-controlling interests based on their relative share of the equivalent LP Units. The difference between the adjusted value and the previous carrying amounts was attributed to current LP Units as ownership changes in the Statement of Changes in Equity.

Non-controlling interests of others in operating subsidiaries and properties consist of the following:

		Proportion of economic interests held by non-controlling interests
(US$ Millions)	Jurisdiction of formation	Mar. 31, 2019	Dec. 31, 2018	Mar. 31, 2019	Dec. 31, 2018
BPO(1)	Canada	—%	—%	$4,753	$4,757
Forest City Realty Trust, Inc.(2)(3)	United States	—%	85%	—	3,437
BPR Retail Holdings LLC(4)	United States	—%	—%	1,775	1,773
BSREP CARS Sub-Pooling LLC(2)	United States	71%	71%	975	957
Center Parcs UK(2)	United Kingdom	73%	73%	619	863
BSREP II Korea Office Holdings Pte. Ltd.	South Korea	78%	78%	761	766
BSREP II MH Holdings LLC(2)	United States	74%	74%	711	700
BSREP II PBSA Ltd.	Bermuda	75%	75%	802	687
BSREP India Office Holdings Pte. Ltd.	United States	67%	67%	424	612
BSREP II Aries Pooling LLC(2)	United States	74%	74%	605	603
BSREP II Retail Upper Pooling LLC(2)	United States	50%	50%	591	552
BSREP UA Holdings LLC(2)	Cayman Islands	70%	70%	459	507
Other	Various	18% - 92%	18% - 92%	4,121	2,242
Total				$16,596	$18,456

(1)	Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%.

(2)
Includes non-controlling interests representing interests held by other investors in Brookfield-sponsored real estate funds and holding entities through which the partnership participates in such funds. Also includes non-controlling interests in underlying operating entities owned by these funds.

(3)
In the first quarter of 2019, the partnership deconsolidated BSREP III due to loss of control. Forest City is an investment in BSREP III and therefore no longer being consolidated. See Note 4, Investment Properties for further information.

(4)	Includes non-controlling interests in BPR subsidiaries.

NOTE 20. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Base rent	$1,018	$797
Straight-line rent	35	26
Lease termination	6	5
Other lease income(1)	174	138
Other revenue from tenants(2)	241	131
Total commercial property revenue	$1,474	$1,097

(1)	Other lease income includes parking revenue and recovery of property tax and insurance expenses from tenants.

(2)	Consists of recovery of certain operating expenses from tenants which are accounted for in accordance with IFRS 15.

NOTE 21. HOSPITALITY REVENUE
The components of hospitality revenue are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Room, food and beverage	$360	$327
Gaming, and other leisure activities	100	133
Other hospitality revenue	31	22
Total hospitality revenue	$491	$482

NOTE 22. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Investment income	$8	$6
Fee revenue	64	17
Dividend income	1	6
Interest income and other	32	6
Participating loan notes	3	6
Total investment and other revenue	$108	$41

NOTE 23. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Property maintenance	$196	$176
Real estate taxes	167	119
Employee compensation and benefits	48	44
Lease expense(1)	5	14
Other	106	56
Total direct commercial property expense	$522	$409

(1)	For the three months ended March 31, 2019, operating expenses relating to variable lease payments not included in the measurement of the lease liability was $4 million.

NOTE 24. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Employee compensation and benefits	$83	$81
Cost of food, beverage, and retail goods sold	81	69
Maintenance and utilities	42	40
Marketing and advertising	23	23
Other	91	119
Total direct hospitality expense	$320	$332

NOTE 25. DEPRECIATION AND AMORTIZATION
The components of depreciation and amortization expense are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Depreciation and amortization of real estate assets	$69	$65
Depreciation and amortization of non-real estate assets(1)	16	7
Total depreciation and amortization	$85	$72

(1)	For the three months ended March 31, 2019, included $2 million of depreciation expense relating to right-of-use property, plant and equipment.

NOTE 26. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Employee compensation and benefits	$88	$48
Management fees	38	38
Transaction costs	22	37
Other	75	46
Total general and administrative expense	$223	$169

NOTE 27. FAIR VALUE GAINS, NET
The components of fair value gains, net, are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Commercial properties	$307	$418
Commercial developments	163	29
Financial instruments and other(1)	(100)	170
Total fair values gains, net	$370	$617

(1)
The current period primarily includes fair value losses on financial instruments and fair value loss on right-of-use investment properties of $1 million. The prior year primarily includes a gain on bargain purchase.

NOTE 28. UNIT-BASED COMPENSATION
The partnership grants options to certain employees under its amended and restated BPY Unit Option Plan (“BPY Plan”). Pursuant to the BPY Plan, options may be settled for the in-the-money amount of the option in LP Units upon exercise. Consequently, options granted to employees under the BPY Plan are accounted for as an equity-based compensation agreement.

During the three months ended March 31, 2019, the partnership incurred $3 million (2018 - $(2) million), respectively, of expense in connection with its unit-based compensation plans.

a)	BPY Unit Option Plan
Awards under the BPY Plan (“BPY Awards”) generally vest 20% per year over a period of five years and expire 10 years after the grant date, with the exercise price set at the time such options were granted and generally equal to the market price of an LP Unit on the Nasdaq on the last trading day preceding the grant date. Upon exercise of a vested BPY Award, the participant is entitled to receive LP Units or a cash payment equal to the amount by which the fair market value of an LP Unit at the date of exercise exceeds the exercise price of the BPY Award. Subject to a separate adjustment arising from forfeitures, the estimated expense is revalued every reporting period using the Black-Scholes model as a result of the cash settlement provisions of the plan for certain employees. In terms of measuring expected life of the BPY Awards with various term lengths and vesting periods, BPY will segregate each set of similar BPY Awards and, if different, exercise price, into subgroups and apply a weighted average within each group.

There were no BPY Awards granted during the three months ended March 31, 2019.

i.	Equity-settled BPY Awards
The change in the number of options outstanding under the equity-settled BPY Awards at March 31, 2019 and December 31, 2018 is as follows:

	Mar. 31, 2019		Dec. 31, 2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	13,836,213	20.56	13,801,795	20.54
Granted	—	—	800,000	22.50
Exercised	(24,600)	17.01	(36,806)	17.71
Expired/forfeited	—	—	(291,625)	22.18
Reclassified(1)	—	—	(437,151)	22.48
Outstanding, end of period	13,811,613	20.57	13,836,213	20.56
Exercisable, end of period	10,618,025	20.37	9,628,246	20.26

(1)	Relates to the reclassification of equity-settled options for employees in Brazil to cash-settled options subsequent to the amendment of the BPY Plan, which was amended on February 7, 2018.

The following table sets out details of options issued and outstanding at March 31, 2019 and December 31, 2018 under the equity-settled BPY Awards by expiry date:

	Mar. 31, 2019		Dec. 31, 2018
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2020	226,800	$13.07	226,800	$13.07
2021	246,400	17.44	246,400	17.44
2022	503,700	18.07	508,300	18.07
2023	636,220	16.80	656,220	16.80
2024	7,878,998	20.59	7,878,998	20.59
2025	1,376,295	25.18	1,376,295	25.18
2026	2,049,450	19.51	2,049,450	19.51
2027	93,750	22.92	93,750	22.92
2028	800,000	22.50	800,000	22.50
Total	13,811,613	$20.57	13,836,213	$20.56

ii.	Cash-settled BPY Awards
The change in the number of options outstanding under the cash-settled BPY Awards at March 31, 2019 and December 31, 2018 is as follows:

	Mar. 31, 2019		Dec. 31, 2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	7,331,416	$20.38	7,144,871	$20.30
Granted	—	—	—	—
Exercised	—	—	(3,770)	19.51
Expired/forfeited	—	—	(246,836)	21.87
Reclassified(1)	—	—	437,151	22.48
Outstanding, end of period	7,331,416	$20.38	7,331,416	$20.38
Exercisable, end of period	6,144,541	$20.29	5,627,610	$20.17

(1)	Relates to the reclassification of equity-settled options for employees in Brazil to cash-settled options subsequent to the amendment of the BPY Plan, which was amended on February 7, 2018.

The following table sets out details of options issued and outstanding at March 31, 2019 and December 31, 2018 under the cash-settled BPY Awards by expiry date:

	Mar. 31, 2019		Dec. 31, 2018
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2020	69,000	$13.07	69,000	$13.07
2021	172,800	17.44	172,800	17.44
2022	515,800	18.09	515,800	18.09
2023	519,000	16.80	519,000	16.80
2024	4,278,663	20.59	4,278,663	20.59
2025	831,834	25.18	831,834	25.18
2026	944,319	19.51	944,319	19.51
Total	7,331,416	$20.38	7,331,416	$20.38

b)	Restricted BPY LP Unit Plan
The Restricted BPY LP Unit Plan provides for awards to participants of LP Units purchased on the Nasdaq (“Restricted Units”). Under the Restricted BPY LP Unit Plan, units awarded generally vest over a period of five years, except as otherwise determined or for Restricted Units awarded in lieu of a cash bonus as elected by the participant, which may vest immediately. The estimated total compensation cost measured at grant date is evenly recognized over the vesting period of five years.

As of March 31, 2019, the total number of Restricted Units outstanding was 150,835 (December 31, 2018 - 150,835) with a weighted average exercise price of $20.97 (December 31, 2018 - $20.97).

c)	Restricted BPY LP Unit Plan (Canada)
The Restricted BPY LP Unit Plan (Canada) is substantially similar to the Restricted BPY LP Unit Plan described above, except that it is for Canadian employees, there is a five-year hold period, and purchases of units are made on the TSX instead of the Nasdaq.

As of March 31, 2019, the total number of Canadian Restricted Units outstanding was 24,721 (December 31, 2018 - 21,624) with a weighted average exercise price of C$23.26 (December 31, 2018 - C$22.88).

d)	Deferred Share Unit Plan
In addition to the above, BPO has a deferred share unit plan. At March 31, 2019, BPO has 1,481,910 deferred share units (December 31, 2018 - 1,458,667) outstanding and vested.

e)	GGP LTIP Plans
In connection with the GGP acquisition, the partnership issued Brookfield Property Partners BPY Unit Option Plan (GGP) (“GGP Option”) and BPY AO LTIP of the Operating Partnership (“AO LTIP Options”) awards to certain BPR employees.  Each GGP Option will vest within 10 years following the original grant date and is redeemable for LP Units or a cash payment equal to the amount by which the fair market value of an LP Unit at the date exceeds the exercise price of the BPY Option. Each AO LTIP will vest within ten years of its original grant date and is redeemable for LP Units or a cash payment subject to a conversion adjustment.

As of March 31, 2019, the total number of GGP Options outstanding was 237,881 (December 31, 2018 - 1,011,523) with a weighted average exercise price of $25.39 (December 31, 2018 - $19.71).

As of March 31, 2019, the total number of AO LTIP Options outstanding was 1,657,948 (December 31, 2018 - 1,387,289) with a weighted average exercise price of $22.51 (December 31, 2018 - $22.51).

NOTE 29. OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) consists of the following:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Items that may be reclassified to net income:
Foreign currency translation
Net unrealized foreign currency translation (losses) gains in respect of foreign operations	$161	$165
Reclassification of realized foreign currency translation gains to net income on dispositions of foreign operations	26	—
Gains (losses) on hedges of net investments in foreign operations, net of income taxes for the three months ended Mar. 31, 2019 of $1 million (2018 – $4 million)(1)	(37)	(130)
Reclassification gains from hedges of net investment in foreign operation to net income on disposition of foreign operations	2	—
	152	35
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes for the three months ended Mar. 31, 2019 of ($3) million (2018 – ($1) million)	(32)	30
	(32)	30
Equity accounted investments
Share of unrealized foreign currency translation (losses) gains in respect of foreign operations	(1)	1
Reclassification gains from hedges of net investment in foreign operation to net income on disposition of foreign operations	1	—
Gains (losses) on derivatives designated as cash flow hedges	(2)	14
	(2)	15
Items that will not be reclassified to net income:
Unrealized (losses) on securities - FVTOCI, net of income taxes for the three months ended Mar. 31, 2019 of $1 million (2018 – $2 million)	1	(5)
	1	(5)
Total other comprehensive income (loss)	$119	$75

(1)	Unrealized gains (losses) on a number of hedges of net investments in foreign operations are with a related party.

NOTE 30. OBLIGATIONS, GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

Certain of the partnership’s operating subsidiaries have also agreed to indemnify their directors and certain of their officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise.

At March 31, 2019, the partnership has commitments totaling:

•
approximately $497 million for the development of Manhattan West in Midtown New York, Greenpoint Landing in Brooklyn, 655 New York Avenue in Washington D.C., as well as the redevelopment of One Allen Center, Two Allen Center, and Three Allen Center in Houston;

•
approximately A$201 million ($143 million) for the development of Darling Park Complex, Jessie St Centre, 52 Goulburn Street, 50 George Street, 388 George Street and 680 George Street in Sydney; Southern Cross West Tower in Melbourne; 235 St Georges Terrace, 108 St George Terrace, Brookfield Place Tower 1 and Brookfield Place Tower 2 in Perth;

•	approximately £90 million ($117 million) for the development of 100 Bishopsgate and Principal Place Residential in London; and

•	approximately AED 420 million ($114 million) for the development of ICD Brookfield Place in Dubai.

During 2013, Brookfield Asset Management announced the final close on the $4.4 billion Brookfield Strategic Real Estate Partners (“BSREP”) fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of March 31, 2019, there remained approximately $170 million of uncontributed capital commitments.

In April 2016, Brookfield Asset Management announced the final close on the $9.0 billion second BSREP fund to which the partnership had committed $2.3 billion as lead investor. As of March 31, 2019, there remained approximately $780 million of uncontributed capital commitments.

In November 2017, Brookfield Asset Management announced the final close on the $2.9 billion fifth Brookfield Real Estate Finance Fund (“BREF”) to which the partnership had committed $400 million. As of March 31, 2019, there remained approximately $270 million of uncontributed capital commitments.

In September 2018, Brookfield Asset Management announced the final close on the $1.0 billion third Brookfield Fairfield U.S. Multifamily Value Add Fund (“VAMF”) to which the partnership had committed $300 million. As of March 31, 2019, there remained approximately $225 million of uncontributed capital commitments.

In January 2019, Brookfield Asset Management announced the final close on the $15.0 billion BSREP III to which the partnership has committed $1.0 billion. As of March 31, 2019, there remained approximately $1.0 billion of uncontributed capital commitments.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

NOTE 31. FINANCIAL INSTRUMENTS

a)	Derivatives and hedging activities
The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:

•
foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;

•	interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and

•	interest rate caps to hedge interest rate risk on certain variable rate debt.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of March 31, 2019 and December 31, 2018:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Mar. 31, 2019	Interest rate caps of US$ LIBOR debt	$6,632	1.8% - 6.0%	Apr. 2019 - Sep. 2023	$1
	Interest rate swaps of US$ LIBOR debt	2,947	1.6% - 2.7%	Feb. 2020 - Feb. 2024	(39)
	Interest rate caps of £ LIBOR debt	950	2.5%	Jan. 2021 - Jan. 2022	—
	Interest rate swaps of £ LIBOR debt	68	1.5%	Apr. 2020	—
	Interest rate caps of € EURIBOR debt	108	1.3%	Apr. 2021	—
	Interest rate swaps of C$ LIBOR debt	50	3.0%	Oct. 2020	—
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2019	(117)
	Cross currency swaps of C$ LIBOR Debt	350	4.30%	Mar. 2024	(4)
	Cross currency swaps of US$ LIBOR Debt	613	4.74% - 4.97%	Oct. 2021 - Jul. 2023	(18)
Dec. 31, 2018	Interest rate caps of US$ LIBOR debt	$8,180	2.3% - 6.0%	Jan. 2019 - Sep. 2023	$2
	Interest rate swaps of US$ LIBOR debt	1,731	1.6% - 2.8%	Feb. 2020 - May 2024	(2)
	Interest rate caps of £ LIBOR debt	486	2.0%	Apr. 2020 - Jan. 2021	—
	Interest rate swaps of £ LIBOR debt	67	1.5%	Apr. 2020	—
	Interest rate caps of € EURIBOR debt	115	1.0% - 1.3%	Apr. 2020 - Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	176	3.0%	Oct. 2020 - Oct. 2022	—
	Interest rate swaps of C$ LIBOR debt	56	4.6%	Sep. 2023	—
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2019	(114)

For the three months ended March 31, 2019, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was $2 million (2018 - nil).

Foreign Currency Hedging
The following table provides the partnership’s outstanding derivatives that are designated as net investments of foreign subsidiaries or foreign currency cash flow hedges as of March 31, 2019 and December 31, 2018:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Mar. 31, 2019	Net investment hedges		€186	€0.79/$ - €0.89/$	Apr. 2019 - Jun. 2020	$6
	Net investment hedges		£2,442	£0.70/$ - £0.79/$	Apr. 2019 - Sep. 2020	57
	Net investment hedges	A$	1,149	A$1.36/$ - A$1.42/$	Jun. 2019 - Sep. 2020	11
	Net investment hedges	C¥	205	C¥6.35/$ - C¥6.86/$	May. 2019 - Aug. 2019	(2)
	Net investment hedges	C$	118	C$1.29/$ - C$1.34/$	Oct. 2019 - Nov. 2019	2
	Net investment hedges	₩	1,058,939	₩1,097.20/$ - ₩1,130.90/$	Aug. 2019 - Mar. 2020	19
	Net investment hedges	Rs	24,692	Rs67.44/$ - Rs75.96/$	Apr. 2019 - Mar. 2020	(4)
	Net investment hedges		£77	£1.76/€ - £0.92/€	Sep. 2019 - Feb. 2020	(1)
	Cross currency swap on C$ LIBOR debt	C$	800	C$1.29/$ - C$1.33/$	Oct. 2021 - Jul. 2023	(15)
Dec. 31, 2018	Net investment hedges		€649	€0.78/$ - €0.88/$	Jan. 2019 - May 2020	$13
	Net investment hedges		£3,175	£0.70/$ - £0.79/$	Feb. 2019 - Mar. 2020	104
	Net investment hedges	A$	1,038	A$1.28/$ - A$1.42/$	Jan. 2019 - Mar. 2020	20
	Net investment hedges	C¥	2,672	C¥6.35/$ - C¥6.91/$	Jan. 2019 - Nov. 2019	6
	Net investment hedges	C$	118	C$1.29/$ - C$1.34/$	Oct. 2019 - Nov 2019	4
	Net investment hedges	R$	158	R$3.90/$ - R$4.24/$	Jan. 2019 - Jun. 2019	(9)
	Net investment hedges	₩	618,589	₩1,087.00/$ - ₩1,130.90/$	Jan. 2019 - Nov. 2019	1
	Net investment hedges	Rs	31,422	Rs67.44/$ - Rs70.39/$	Feb. 2019 - May 2019	3
	Net investment hedges		£77	£0.88/€ - £0.92/€	Jan. 2019 - Feb. 2020	(1)
	Cross currency swaps of C$ LIBOR debt	C$	800	C$1.29/$ - C$1.33/$	Oct. 2021 - Jul. 2023	(31)

For the three months ended March 31, 2019 and 2018, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following table presents details of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of March 31, 2019 and December 31, 2018:

(US$ Millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Mar. 31, 2019	Interest rate caps	$6,620	3.0% - 5.8%	May 2019 - Jan. 2022	$—
	Interest rate swaps on forecasted fixed rate debt	1,660	2.5% - 6.4%	Jun. 2019 - Nov. 2030	(117)
	Interest rate swaps of US$ LIBOR debt	856	2.4% - 4.6%	Jul. 2019 - Sep. 2023	(9)
Dec. 31, 2018	Interest rate caps	$9,750	3.0% - 7.0%	Mar. 2019 - Jan. 2022	$1
	Interest rate swaps on forecasted fixed rate debt	1,660	2.3% - 6.1%	Jun. 2019 - Nov. 2030	(67)
	Interest rate swaps of US$ debt	835	2.4% - 5.8%	Jul. 2019 - Oct. 2039	(14)
	Interest rate swaps on fixed rate debt	180	4.5% - 7.3%	Feb. 2019 - Jul. 2023	2

For the three months ended March 31, 2019, the partnership recognized fair value losses, net of approximately $(30) million (2018 - gains of $39 million) related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

b)	Measurement and classification of financial instruments

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the interim condensed consolidated financial statements:

		Mar. 31, 2019		Dec. 31, 2018
(US$ Millions)	Classification and measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Participating loan interests	FVTPL	$280	$280	$268	$268
Loans and notes receivable	Amortized cost	470	470	1,055	1,055
Other non-current assets
Securities - FVTPL	FVTPL	758	758	239	239
Derivative assets	FVTPL	8	8	13	13
Securities - FVTOCI	FVTOCI	211	211	260	260
Restricted cash	Amortized cost	137	137	161	161
Current assets
Derivative assets	FVTPL	177	177	234	234
Accounts receivable(1)	Amortized cost	579	579	808	808
Restricted cash	Amortized cost	337	337	631	631
Cash and cash equivalents	Amortized cost	2,542	2,542	3,288	3,288
Total financial assets		$5,499	$5,499	$6,957	$6,957
Financial liabilities
Debt obligations(2)	Amortized cost	$51,134	$51,502	$63,964	$64,561
Capital securities	Amortized cost	2,282	2,288	2,572	2,578
Capital securities - fund subsidiaries	FVTPL	886	886	813	813
Other non-current liabilities
Loan payable	FVTPL	40	40	24	24
Accounts payable	Amortized cost	811	811	1,770	1,770
Derivative liabilities	FVTPL	221	221	159	159
Accounts payable and other liabilities
Accounts payable and other(3)	Amortized cost	3,815	3,815	3,255	3,255
Derivative liabilities	FVTPL	184	184	181	181
Total financial liabilities		$59,373	$59,747	$72,738	$73,341

(1)
Includes other receivables associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $12 million and $14 million as of March 31, 2019 and December 31, 2018, respectively.

(2)
Includes debt obligations associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $220 million and $153 million as of March 31, 2019 and December 31, 2018, respectively.

(3)
Includes accounts payable and other liabilities associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $8 million and $10 million as of March 31, 2019 and December 31, 2018, respectively.

Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurement establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Quoted market prices (unadjusted) in active markets represent a Level 1 valuation. When quoted market prices in active markets are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, either directly or indirectly, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3, which reflect the partnership’s market assumptions and are noted below. This hierarchy requires the use of observable market data when available.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Mar. 31, 2019				Dec. 31, 2018
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Participating loan interests	$—	$—	$280	$280	$—	$—	$268	$268
Securities - FVTPL	—	119	639	758	—	—	239	239
Securities - FVTOCI	—	—	211	211	—	—	260	260
Derivative assets	—	185	—	185	—	247	—	247
Total financial assets	$—	$304	$1,130	$1,434	$—	$247	$767	$1,014

Financial liabilities
Capital securities - fund subsidiaries	$—	$—	$886	$886	$—	$—	$813	$813
Derivative liabilities	—	405	—	405	—	340	—	340
Loan payable	—	—	40	40	—	—	24	24
Total financial liabilities	$—	$405	$926	$1,331	$—	$340	$837	$1,177

There were no transfers between levels during the three months ended March 31, 2019 and the year ended December 31, 2018.

The following table presents the change in the balance of financial assets and financial liabilities accounted for at fair value categorized as Level 3 as of March 31, 2019 and December 31, 2018:

	Mar. 31, 2019		Dec. 31, 2018
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of period	$767	$837	$835	$836
Acquisitions	454	—	201	—
Dispositions	—	—	(7)	(2)
Fair value gains, net and OCI	11	89	(14)	4
Other	(102)	—	(248)	—
Balance, end of period	$1,130	$926	$767	$838

NOTE 32. RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, the partnership pays a base management fee (“base management fee”), to the service providers equal to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50 million plus annual inflation adjustments. The amount of the equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments.

The base management fee for the three months ended March 31, 2019 was $24 million (2018 - $24 million). The equity enhancement distribution is $4 million for the three months ended March 31, 2019 (2018 - nil), respectively.

In connection with the issuance of Preferred Equity Units to to the Class A Preferred Unitholders in the fourth quarter of 2014, Brookfield Asset Management contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from the Class A Preferred Unitholder for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

The following table summarizes transactions with related parties:

(US$ Millions)	Mar. 31, 2019	Dec. 31, 2018
Balances outstanding with related parties:
Participating loan interests	$280	$268
Net (payables)/receivables within equity accounted investments	(67)	(26)
Loans and notes receivable(1)	100	54
Receivables and other assets	14	50
Deposit and promissory note from Brookfield Asset Management	(1,600)	(733)
Property-specific debt obligations	(233)	(231)
Loans and notes payable and other liabilities	(440)	(50)
Capital securities held by Brookfield Asset Management(2)	(151)	(420)
Preferred shares held by Brookfield Asset Management	(15)	(15)

(1)
At March 31, 2019, includes $41 million (December 31, 2018 - $54 million) receivable from Brookfield Asset Management upon the earlier of the partnership’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

(2)	During the first quarter of 2019, $269 million of the Brookfield BPY Holdings Inc. Class B Junior Preferred shares, held by Brookfield Asset Management, were redeemed.

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Transactions with related parties:
Commercial property revenue(1)	$13	$5
Management fee income	1	2
Participating loan interests (including fair value gains, net)	9	18
Interest expense on debt obligations	17	8
Interest on capital securities held by Brookfield Asset Management	7	19
General and administrative expense(2)	50	50
Construction costs(3)	202	89

(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)
Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s investments in private funds, and administrative services.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

NOTE 33. SUBSIDIARY PUBLIC ISSUERS
BOP Split was incorporated for the purpose of being an issuer of preferred shares and owning a portion of the partnership’s investment in BPO common shares. Pursuant to the terms of a Plan of Arrangement, holders of outstanding BPO Class AAA Preferred Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All shares issued by BOP Split are retractable by the holders at any time for cash.

In connection with an internal restructuring completed in July 2016, the partnership and certain of its related entities agreed to guarantee all of BPO’s Class AAA Preferred Shares and all of BPO’s debt securities issued pursuant to BPO’s indenture dated December 8, 2009.

In April 2018, the partnership formed two subsidiaries, Brookfield Property Finance ULC and Brookfield Property Preferred Equity Inc. to act as issuers of debt and preferred securities, respectively.  The partnership and certain of its related entities have agreed to guarantee securities issued by these entities.

The following table provides consolidated summary financial information for the partnership, BOP Split, BPO, Brookfield Property Finance ULC, Brookfield Property Preferred Equity Inc. and the holding entities:

(US$ Millions) For the three months ended Mar. 31, 2019	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$11	$30	$—	$8	$556	$194	$1,274	$2,073
Net income attributable to unitholders(1)	162	107	449	—	8	333	379	(1,105)	333
For the three months ended Mar. 31, 2018
Revenue	$—	$(12)	$33	$—	$—	$241	$2	$1,356	$1,620
Net income attributable to unitholders(1)	195	(51)	(71)	—	—	530	—	(73)	530

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPR Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Mar. 31, 2019	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$19	$96	$—	$873	$8,594	$496	$(5,964)	$4,114
Non-current assets	13,618	11,864	22,076	—	—	27,752	1,738	26,360	103,408
Assets held for sale	—	—	—	—	—	—	—	404	404
Current liabilities	—	1,329	249	—	868	6,353	1,791	129	10,719
Non-current liabilities	—	4,568	5,767	—	—	1,993	—	39,899	52,227
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	228	228
Preferred equity	156	—	—	—	—	—	—	—	156
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,284	—	—	—	—	14,312	16,596
Equity attributable to unitholders(1)	$13,462	$5,986	$13,872	$—	$5	$28,000	$443	$(33,768)	$28,000

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPR Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Dec. 31, 2018	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$52	$151	$—	$596	$6,144	$330	$(1,163)	$6,110
Non-current assets	13,273	11,748	20,359	—	—	30,277	1,775	37,974	115,406
Assets held for sale	—	—	—	—	—	—	—	1,004	1,004
Current liabilities	—	2,806	678	—	593	5,731	1,834	(1,499)	10,143
Non-current liabilities	—	3,053	4,738	—	—	2,406	5	55,272	65,474
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	163	163
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,284	—	—	—	—	16,172	18,456
Equity attributable to unitholders(1)	$13,273	$5,941	$12,810	$—	$3	$28,284	$266	$(32,293)	$28,284

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPR Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

NOTE 34. SEGMENT INFORMATION

a)	Operating segments
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. On July 1, 2018, the partnership realigned its LP Investments segment (formerly referred to as Opportunistic) to include the corporate function of the Brookfield-sponsored real estate opportunity funds, previously included in the Corporate segment, to more closely align with how the partnership now presents financial information to the CODM and investors. The partnership’s operating segments are organized into four reportable segments: i) Core Office, ii) Core Retail, iii) LP Investments and iv) Corporate. All prior period segment disclosures have been recast to reflect the changes in the partnership’s operating segments. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

b)	Basis of measurement
The CODM measures and evaluates the performance of the partnership’s operating segments based on funds from operations (“FFO”). This performance metric does not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies and organizations. Management believes that while not an IFRS measure, FFO is the most consistent metric to measure the partnership’s financial statements and for the purpose of allocating resources and assessing its performance.

The partnership defines FFO as net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, the partnership also includes its proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.

c)	Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the three months ended March 31, 2019 and 2018:

(US$ Millions)	Total revenue		FFO
Three months ended Mar. 31,	2019	2018	2019	2018
Core Office	$513	$532	$124	$133
Core Retail	379	—	167	112
LP Investments	1,178	1,087	75	85
Corporate	3	1	(108)	(102)
Total	$2,073	$1,620	$258	$228

The following summaries presents the detail of total revenue from the partnership’s operating segments for the three months ended March 31, 2019 and 2018:

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Mar. 31, 2019
Core Office	$387	$84	$2	$40	$513
Core Retail	263	77	—	39	379
LP Investments	583	80	489	26	1,178
Corporate	—	—	—	3	3
Total	$1,233	$241	$491	$108	$2,073

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Mar. 31, 2018
Core Office	$447	$53	$5	$27	$532
Core Retail	—	—	—	—	—
LP Investments	519	78	477	13	1,087
Corporate	—	—	—	1	1
Total	$966	$131	$482	$41	$1,620

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of March 31, 2019 and December 31, 2018:

	Total assets		Total liabilities
(US$ Millions)	Mar. 31, 2019	Dec. 31, 2018	Mar. 31, 2019	Dec. 31, 2018
Core Office	$35,266	$34,095	$15,884	$15,033
Core Retail	29,833	29,658	14,369	13,749
LP Investments	42,690	58,610	27,734	41,604
Corporate	137	157	5,187	5,394
Total	$107,926	$122,520	$63,174	$75,780

The following summary presents a reconciliation of FFO to net income for the three months ended March 31, 2019 and 2018:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
FFO(1)	$258	$228
Depreciation and amortization of real estate assets	(69)	(65)
Fair value gains, net	370	617
Share of equity accounted income - non-FFO	27	1
Income tax expense	(88)	60
Non-controlling interests of others in operating subsidiaries and properties – non-FFO	(165)	(311)
Net income attributable to unitholders(2)	333	530
Non-controlling interests of others in operating subsidiaries and properties	380	493
Net income	$713	$1,023

(1)
FFO represents interests attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and BPR Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and BPR Units are presented as non-controlling interests in the consolidated statements of income.

(2)
Includes net income attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and BPR Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and BPR Units are presented as non-controlling interests in the consolidated statements of income.

NOTE 35. SUBSEQUENT EVENTS

On April 26, 2019, BPR, a subsidiary of the partnership, issued senior secured notes for $1.0 billion at 5.75% per annum, with a term of seven years. Interest on the notes are payable semi-annually.